Exhibit 12.1
	Twelve Weeks Ended
	November 17,	November 18,
Earnings	2007	2006
Income before income taxes	$209,313	$195,903
Fixed charges	39,854	37,945
Less: Capitalized interest	(287)	(331)
Adjusted earnings	$248,880	$233,517

Fixed charges
Gross interest expense	$28,635	$27,613
Amortization of debt expense	415	409
Interest portion of rent expense	10,804	9,923
Total fixed charges	$39,854	$37,945

Ratio of earnings to fixed charges	6.2	6.2

	Fiscal Year Ended August
	2007	2006	2005	2004	2003
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Earnings
Income before income taxes	$936,150	$902,036	$873,221	$905,902	$833,007
Fixed charges	170,852	156,976	144,930	130,278	121,129
Less: Capitalized interest	(1,376)	(1,985)	(1,079)	(813)	(791)
Adjusted earnings	$1,105,626	$1,057,027	$1,017,072	$1,035,367	$953,345

Fixed charges
Gross interest expense	$121,592	$110,568	$102,341	$89,600	$79,301
Amortization of debt expense	1,719	1,559	2,343	4,230	7,334
Interest portion of rent expense	47,541	44,849	40,246	36,448	34,494
Total fixed charges	$170,852	$156,976	$144,930	$130,278	$121,129

Ratio of earnings to fixed charges	6.5	6.7	7.0	7.9	7.9